Exhibit 99.1

News Release

For immediate release Calgary, Alberta June 9, 2008 TSX: OPC

OPTI Canada to Present at 2008 CAPP Oil and Gas Investment Symposium
and Provides Project Update

Sid Dykstra, Chief Executive Officer of OPTI Canada Inc. (OPTI), will present an overview of the Company at the 2008 CAPP Oil and Gas Investment Symposium on Tuesday, June 17 at 8:15AM and Wednesday, June 18 at 2:35PM at the Hyatt Regency Hotel in Calgary.

The June 17 presentation will be audio broadcast via live and archived webcast and may be accessed at www.capp.ca.  The webcast will also be available on the OPTI website located under “Presentations and Webcasts” within the Investors section for a period of 30 days.  The presentation will include an update of the progress to date on Phase 1 of the Company’s Long Lake Project (the Project).

The Project is proceeding well with several significant achievements to date. At the end of May, there were 34 well pairs in SAGD production and the producing wells are meeting expectations with oil rates increasing and steam-oil-ratios (SOR) decreasing. At this stage of the ramp-up process, with some of the well pairs on SAGD operation producing bitumen and others still circulating steam, the overall SOR is currently at about 5.0. The 34 well pairs that have been converted to SAGD operation are averaging 10,000 bbls/day of bitumen production at an aggregate SOR of less than 3.5. This is in-line with our long term expectation that our SOR will continue to decrease to approximately 3.0 when peak rates are achieved in 2009. Water treatment capacity is ramping up and the second cogeneration unit is now in operation. This will provide more steam generation capacity allowing us to convert additional wells and further ramp-up production. We continue to expect to have sufficient bitumen feedstock to start-up the Upgrader in the third quarter. SAGD volumes are expected to continue ramping-up through the remainder of 2008 and reach the full design rate of 72,000 bbl/d in 2009.

Excellent progress has been made on Upgrader commissioning in the past several months with over 70 percent completed to date.  Synthetic crude and pentane have been loaded into the OrCrude™ unit and testing in this unit is advancing well.  Introduction of first bitumen into the OrCrude™ unit is planned for later this month. Catalyst loading is complete in the hydrocracker and the sulphur recovery units with these units moving into the final commissioning steps required before startup activities commence.  In the gasification unit, automation testing activities are progressing with our licensor, Shell Global Solutions.

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As previously announced, a holding tank used to balance liquid oxygen flow between the air separation plant and the gasifier was damaged in the commissioning process.  After a detailed inspection of the tank, we determined that the roof required replacement.  The roof has been removed and construction of a new roof is underway with repairs expected to be complete early in the third quarter.  The remainder of the air separation unit is ready for start-up and liquid oxygen has already been successfully produced.  Start-up of the Upgrader will follow once repairs are completed with first commercial production expected late in the third quarter.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc.  The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude™ process and commercially available hydrocracking and gasification.  Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.  The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude™ with low sulphur content, making it a highly desirable refinery feedstock.  OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information regarding the Long Lake Project is available at http://www.longlake.ca.

Forward-Looking Statements

Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.   The forward-looking statements are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks;  government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld;  other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

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Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive.  Readers should refer to OPTI's current Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For more information contact:

Alison Trollope Investor Relations Manager (403) 218-4705	OPTI Canada Inc. Suite 2100, 555 - 4th Ave. S.W. Calgary, Alberta, Canada T2P 3E7

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